TROY & GOULD PC 1801 Century Park East, Suite 1600 Los Angeles, California 90067-2367 Tel (310) 553-4441 Fax (310) 201-4746 www.troygould.com
File No. 2311-4
December 8, 2006
Via FedEx and Edgar
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Finance Corporation
Preliminary Proxy Statement on Schedule 14A
Filed October 20, 2006
File No. 001-32845
Dear Mr. Reynolds:
          On behalf of our client, General Finance Corporation (“General Finance”), we are responding to the comments of the Staff of the Securities and Exchange Commission set forth in your letter, dated November 21, 2006, to Ronald F. Valenta of General Finance regarding the above-referenced preliminary Proxy Statement. We have set forth below each of the Staff’s numbered comments in your letter, followed by General Finance’s response. Concurrently with the delivery of this letter, General Finance is filing via EDGAR Amendment No. 1 to Schedule 14A setting forth its amended preliminary Proxy Statement reflecting the changes made in response to the Staff’s comments. A copy of the amended preliminary Proxy Statement, marked to show changes, is enclosed for your convenience.
          References in this letter to the “Proxy Statement” mean the amended preliminary Proxy Statement contained in Amendment No. 1 to Schedule 14A. Unless otherwise indicated, all page references in this letter refer to such Proxy Statement. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.
          In addition to the changes made in response to the Staff’s comments, the Proxy Statement updates and supplements some of the information contained in the original preliminary Proxy Statement. In General Finance’s view, none of the updated or supplemented information reflects a material change from the information in the original preliminary Proxy Statement.
          Except as otherwise noted in this letter, the information provided in response to your letter has been supplied by General Finance, which is solely responsible for it. General Finance has changed or supplemented some of the disclosures in the original preliminary Proxy Statement in cooperation with the Staff’s comments; however, the changes reflected the Proxy

Mr. John Reynolds
December 8, 2006

Statement, and any changes implemented in future filings should not be taken as an admission that the prior disclosures were in any way deficient.
          We have indicated in response to some of the Staff’s comments that General Finance believes no change in disclosure is appropriate, and stated the basis for its belief. We understand these Staff comments may be withdrawn or modified based on the additional explanation or information provided by General Finance.
          General Finance hereby undertakes and acknowledges that:
•	General Finance is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	General Finance may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
General
1.	Provide the information required by Rule l4a-5(e) as required by Item 1(c) of Schedule 14A.

We have provided the information requested. See page 85.

2.	According to the agreement in Annex A, the total amount payable under the agreement is $115,000,000. Please revise the disclosure throughout the proxy statement to clearly indicate this and how this amount is allocated, including the restraint amount. Revise the fee calculation accordingly.

The $115,000,000 referenced in Annex A is denominated in Australian dollars as discussed on page iii of the Proxy Statement. As also stated on page iii, this amount and all other amounts set forth in the Proxy Statement have been translated into U.S. Dollars. This amount has also been translated into U.S. Dollars in calculating the applicable filing fee, which we believe is calculated correctly. We believe that the allocation of this total consideration is fairly summarized on pages ii, iv, 3 and described in further detail on page 41 of the Proxy Statement.

Mr. John Reynolds
December 8, 2006

3.	Provide the disclosure required by Item 23 of Schedule 14A.

We have provided the information requested. See page 28.

4.	We note on page 48 there is disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed.

We have provided the disclosure requested. See pages 56 through 58 and the risk factor on page 23.

5.	We note a number of blank spaces throughout the proxy statement. Please fill in this information that can currently be obtained and then update as necessary.

We have furnished updated information where appropriate and will update it accordingly in the final Proxy Statement as requested.

6.	Please provide a summary term sheet with the information required by Item 1001 of Regulation M-A. The section that is currently titled “Summary Term Sheet” should be changed to “Summary” or “Summary of the Transaction.”

We have added a summary term sheet with bullet points, which appears before the Q & A section of the Proxy Statement. We also have relabeled the former “Summary Term Sheet” on page 1 as “Summary of the Proxy Statement.”

7.	Please disclose whether any finder’s fee has been paid as a result of this transaction.

We have clarified that no finder’s fee has been or will be paid in connection with the acquisition. See bottom of page vii and pages 9 and 44.

8.	If an amendment to the certificate of incorporation will be voted upon, in connection with the merger, please include in the proxy statement. If not, please explain why it is not being amended.

General Finance’s certificate of incorporation will not be amended in connection with the acquisition, since there will be no change to General Finance’s name, capitalization or other provision of the certificate of incorporation required in order to complete the acquisition. We have clarified in the Q&A on page vii that General Finance’s current certificate of incorporation will remain in effect, without change, following the acquisition.

Mr. John Reynolds
December 8, 2006

9.	Please provide a section entitled “Directors and Management of the Combined Company Following the Merger.” Provide the information from Item 401 and 402 of Regulation S-K.

We have added a new caption “Directors and Management Following the Acquisition” and included the additional disclosure requested to the extent applicable. See pages 78 through 83.
Proxy Card
10.	Please clarify whether there is a deadline for submitting a proxy. Clarify how you will treat written votes received after the voting deadline.

We have clarified on pages ix and 26, and on the proxy card, itself, that proxies must be received prior to the voting at the Special Meeting. We also clarified that no proxies or other votes will be accepted after the Special Meeting or any postponement or adjournment.
Letter to Stockholders
11.	Please provide the basis for Royal Wolf’s management’s belief that “Royal Wolf is the market leader in Australia for container-based storage and accommodation products” or remove. We note disclosure throughout the proxy statement.

Royal Wolf’s management believes that it is the market leader based upon its own internal market analysis and estimates. Royal Wolf is not aware of any published third-party market analyses in this regard.

Royal Wolf’s market analysis and estimates included discussions with its customers and competitors and information observations about the size of container fleets on site at competitors’ sites and in container depots and listed in telephone directories in each major metropolitan area as follows:

Company	Locations	Fleet Size
Royal Wolf	15	17,000
Simply Containers	6	6,000
Macfield	4	2,000
GE Seaco	4	6,000
Various others		18,000

Mr. John Reynolds
December 8, 2006

Besides Royal Wolf, no other competitor has a location in every Australian State. We have clarified this statement on the first page of the letter to stockholders and throughout the Proxy Statement. See, for example, pages 2 and 59.

12.	We note the statement that the board determined the transaction was in the best interests of General Finance’s investors. Each time you make such statement in the proxy statement, clarify whether a fairness opinion was obtained.

We have added this clarification on the first page of the letter to stockholders. We believe that it also appears in each other instance in the Proxy Statement. See pages vi and 4.

13.	Please disclose the market price of the company’s common stock in the paragraph discussing conversion rights.

We have added the disclosure requested. See page 2 of the letter to stockholders.
Questions and Answers About the Acquisition and the Special Meeting, page ii
14.	Briefly disclose the “certain adjustments” to the aggregate consideration.

We have provided additional disclosure regarding the nature of these adjustments on pages 40 and 41.

15.	We note the reference to your “acquisition strategy.” Please provide clear disclosure throughout the proxy statement regarding this strategy and briefly summarize in this section.

We have eliminated this reference and clarified General Finance’s business strategy as described in its IPO prospectus. Supplementally, please note that General Finance has no arrangements or agreements with respect to future acquisitions. See page ix.

16.	We note that the currency exchange rate is as of September 8, 2006. Please update the information as of the most recent practicable date. Update disclosure throughout the proxy statement as of the most recent practicable date. For example, update the conversion price.

We have updated throughout the Proxy Statement the currency exchange rate as of November 30, 2006 and other information as requested. See, for example, pages iii and 21.

Mr. John Reynolds
December 8, 2006

17.	Please identify your new Chief Financial Officer and state the compensation arrangements.

We have provided the information requested. See page _.

18.	State the number of shares owned by officers and directors from the IPO or purchased in the aftermarket.

We have clarified that none of the shares currently owned by the officers and directors were acquired in the aftermarket. See pages viii and 28.

19.	In discussing what will happen to the funds held in the trust account on page vii, clarify that the funds will be used to pay the costs of acquisition in this offering. Clarify the maximum amount that may be available after the acquisition and the minimum amount that may be available. In addition, please expand upon the phrase “including possible acquisitions.”

We have provided the additional disclosure requested. We also have deleted the prior reference to “possible acquisitions,” since General Finance has no understanding or arrangements with respect to any possible future acquisitions. See page viii.

20.	Regarding the question “[w]ill our business strategy change as a result of the acquisition of Royal Wolf” on page vii, please explain how you determined the range of amounts of cash remaining after the acquisition.

See our response to Comment 19. In light of that response, we have deleted the disclosure mentioned. See page ix.

21.	Regarding the question “[w]hat happens if the acquisition is not completed?” on page viii, please revise the question and answer to also discuss the dissolution process, since the dissolution will occur prior to liquidation. Provide clear disclosure throughout the proxy statement that the dissolution is required prior to liquidation of the trust.

See our response to Comment 4, above. We have clarified the dissolution and liquidation process as requested. See page ix.

22.	On page ix, please state how an improperly executed demand for conversion can be remedied.

We have included the disclosure requested. See page xi.

Mr. John Reynolds
December 8, 2006

23.	Please explain the statement on page viii that a failure to vote will have the same effect as a vote against approval of the acquisition. The vote is only a majority of those present and entitled to vote.

We have clarified the statement as requested. See page x.
Summary Term Sheet, page 1
RWA Holdings Pty Limited, page 2
24.	Please identify the other subsidiaries of RWA and their business activities.

We have provided the disclosure requested with respect to RWA’s only other subsidiary, Hi-Tech Pty Limited. See page 2.
Consideration and Funding, page 2
25.	Please describe the “limited circumstances” under which the deposits are refundable if the closing does not occur.

We have provided the disclosure requested. See page 3.
Recommendation of our Board of Directors; Reasons for the Acquisition, page 3
26.	Please identify your outside legal and due diligence advisors.

We have clarified the identity of each of General Finance’s advisors as requested. See pages 5 and 33.
Interests of Our Directors and Officers in the Acquisition, page 6
27.	Please clearly state all interests of the officers and directors of RWA in the merger.

The original preliminary Proxy Statement disclosed all such interests. We have clarified this in the Proxy Statement. See page 8.

28.	State the market value of the common stock and of the warrants held by General Finance’s officers and directors.

We have provided the disclosure requested. See pages vi, 7 and 22.

Mr. John Reynolds
December 8, 2006

29.	Please describe the compensation paid to your new Chief Financial Officer. Clarify when the new CFO was retained.

We have provided the disclosure requested. See pages vii and 81.

30.	Please include disclosure with respect to each associate, as required by Item 5(a)(4) of Schedule l4A.

As requested, we have clarified that the present disclosure includes any interest of any associate as required by Item 5 (a)(4) of Schedule 14A. See page 8.

31.	State the current interest that has accrued on the line of credit provided by Mr. Valenta.

We have provided the disclosure requested. See pages vi, 7 and 22.

32.	Clearly state those officers and directors that will remain after the acquisition. Specifically name those officers that will enter into employment agreements. Also, we note that the compensation will not be determined until after the transaction. Provide clear disclosure that the investors will not have the information regarding compensation arrangements at the time they vote on the acquisition and the resultant risks. Add a risk factor.

We have provided the various disclosures requested. We have declined to add a risk factor in this regard, because this fact is a current feature of General Finance’s business and will not change as a result of the acquisition. Thus, it appears not to be a risk of the acquisition.

33.	Clarify the exceptions to the waiver of the closing conditions.

We have provided this clarification. See pages 8 and 43.
Comparative Unaudited Historical and Pro Forma Per Share Data, page 14
34.	Include a reconciliation to demonstrate your pro forma calculation for ‘Shares Used to Compute Basic Per Share Data’ and ‘Shares Used to Compute Diluted Per Share Data’.

We have included a reconciliation of the pro forma calculation for “Shares Used to Compute Basic Per Share Data” and “Shares Used to Compute Diluted Per Share Data” in note (i) to the “Notes to Unaudited Pro Forma Condensed Combined Financial Statements.” See pages 54 and 55.

Mr. John Reynolds
December 8, 2006

Risk Factors, page 16
35.	Risk factors two and three both focus on the same risk, competition, and should be combined.

We have done so. See page 17.

36.	Clarify in risk factor five the assets that are used to secure a substantial portion of your debt. State the percent of debt that bears a variable interest rate.

We have provided the clarification and disclosure requested. See page 7.

37.	We note risk factor 25. Clarify whether the company is aware of any weaknesses in internal controls and procedures or in the disclosure controls and procedures of Royal Wolf.

While we are not aware of any significant weaknesses in internal controls and procedures or in the disclosure controls and procedures of Royal Wolf, we understand that there were adjustments proposed by the auditors and made to the audited financial statements included elsewhere in this proxy statement and a restatement of previously released financial statements. We have included this clarification in the proxy statement. See page 24.

38.	Add a risk factor relating to the risks associated with the dissolution and liquidation process and with potential claims that could be brought against the trust.

We have added the new risk factor. See pages 22 and 23.

39.	We note that the officers and directors of General Finance have agreed to indemnify the trust account for claims of various vendors to the extent they would reduce the amount in the trust. Clearly disclose whether there are any claims that would not fall within the indemnification agreement. If so, add a separate risk factor.

Ronald F. Valenta has agreed that he will be personally liable to ensure that the proceeds of General Finance’s trust account are not reduced by claims of target companies or vendors. There are no claims that would be outside this indemnity, so we have not included any related risk factor. See page 23.

Mr. John Reynolds
December 8, 2006

The Special Meeting, page 22
Adjournment, page 23
40.	We note the statement that in the event of an adjournment, previously filed proxies will not be invalidated “as long as the record date remains the same for the subsequent meeting.” Clarify whether and how the record date could be changed and how shareholders would be provided with the updated information.

We have provided the disclosure requested. See page 26.
Proxy Solicitation Costs, page 25
41.	We note the reference to soliciting proxies by the telephone or other electronic means. Please confirm that the information provided over by telephone or other electronic means will be consistent with the written proxy statement and proxy card. Also confirm that the information will comply with Rule 14a-4.

General Finance undertakes that the information provided by telephone or other electronic means, if any, will be consistent with the final Proxy Statement and proxy card and will comply with Rule 14a-4.
Consideration of the Acquisition, page 25
Background, page 25
42.	Please explain whether General Finance entered into any agreements with the entities through which you identified potential acquisition targets. State whether any finder’s fees were paid or will be paid to any of these entities.

As requested, we have clarified that General Finance did not enter into any such agreements and has not, and will not, pay any such finder’s fees. See page 28.

43.	On page 26, we note that General Finance entered into substantial discussions with a few companies. Revise to describe in greater detail the efforts made by General Finance in connection with these companies.

We have provided the additional disclosure requested. See page 28.

Mr. John Reynolds
December 8, 2006

44.	Please explain how Michael Baxter became aware of the fact that General Finance was seeking to make an acquisition.

We have provided the disclosure requested. See page 29.

45.	Clarify whether you were contacted by any entities prior to the completion of the IPO regarding potential target businesses, including RWA.

We have provided the clarification requested. See page 28.

46.	Clarify whether there were any communications or other contact, direct or indirect, between General Finance and RWA or any affiliates of either entity or third parties on behalf of these entities prior to April 11, 2006.

We clarified that there were no such contacts. See page 29.

47.	Clarify whether there is any affiliation between General Finance and RWA or any of the officers, directors or affiliates.

We have sought to clarify the prior disclosure in the original preliminary Proxy Statement to this effect. See page 29.

48.	Provide a more detailed discussion regarding how the companies were made aware of the business opportunity. We may have further comment.

We have disclosed additional information in this regard. See page 28.

49.	Please explain how and why General Finance chose Royal Wolf over other candidates with which to enter into a definitive merger agreement.

We have provided additional disclosure in this regard. See pages 29 and 30.

50.	We note that certain financial information including financial projections were provided to General Finance by Royal Wolf. Provide a summary of the financial forecasts and estimates provided by Royal Wolf and clarify how they were used in the valuation determination by General Finance.

We have provided the summary forecast information and additional disclosure as requested. See page 29.

Mr. John Reynolds
December 8, 2006

51.	Please clearly state the minimum and maximum funds that will be available from General Finance after the business combination and how such funds will be used.

We have provided this additional disclosure and indicated the assumptions used in determining the minimum and maximum funds. See page 32.
Our Board of Directors Reasons for the Approval of the Acquisition, page 27
52.	Discuss the considerations given to the net losses of RWA in 2005 and 2006 and the weight given when considering the financial condition of the target.

We have added a discussion of this consideration. See page 32.

53.	Provide the basis for your belief in greater profitability as revenues expand on page 29 or remove.

We have provided additional disclosure in support of this statement. See page 32.

54.	Provide a more detailed discussion of the consideration given to the negative factors presented on page 30.

We have provided additional disclosure with respect to these factors as requested. See page 33.

55.	Please reconcile the information regarding the regulatory environment of the industry in this section with the last risk factor on page 17.

We have clarified this disclosure to make it consistent with the risk factor mentioned. See page 32.
Valuation Analyses, page 30
56.	Provide a summary of the “projections for Royal Wolf as provided by its management” and the basis for these projections.

See response to comment 50, above.

Mr. John Reynolds
December 8, 2006

57.	Clarify throughout the valuation discussion that the projections were made only with respect to determining valuation of the transaction, that investors should not rely upon these projections as estimates of future results, and that investors should not place undue reliance upon these projections.

Please see the disclosure in this regard on page 34 of the Proxy Statement. We have reiterated this disclosure in a new risk factor included on page 21.

58.	We note that you considered several different valuation methods in evaluating the acquisition. Please substantially revise your disclosure to explain more completely each valuation method. You should expand the discussion of each method to include, for example, a complete discussion of the statistical findings of each analysis, including how you determined the multiples in each analysis, the assumptions made under each method and the basis for choosing the companies and transactions that are a part of the comparison, as applicable.

We have provided additional disclosure as requested. See pages 34 through 37.
Selected Companies Analysis, page 32
59.	Provide a table of the comparable transactions. Explain how you determined that these were comparables. Provide the revenues, net income (loss), assets, etc. for each comparable company in tabular format.

We have added the disclosure requested. See page 36.

60.	Clarify the valuation resulting from the comparable companies analysis. Provide similar discussion for the comparable transactions. Clarify how these valuations were determined.

We have sought to clarify this disclosure. See page 37.
Satisfaction of 80% Test, page 33
61.	Provide a detailed discussion of how the company determined that the transaction is fair to and in the best interests of shareholders and how the company determined that the 80% test was met.

We have clarified the disclosure on page 38 as it relates to the determination of the General Finance Board of Directors that the acquisition is in the best interests of General Finance’s stockholders. We note supplementally that, unlike in a merger

Mr. John Reynolds
December 8, 2006

context, the General Finance Board is not required to make a determination as to the fairness of the acquisition and has not done so.
The Acquisition Agreement, page 34
62.	Provide clear disclosure of the material terms of the acquisition agreement.

We believe that the Proxy Statement disclosure covers all of the material terms of the acquisition agreement as stated in the first paragraph under “Acquisition Agreement” on page 39.
Acquisition Consideration; Payment of Consideration, page 34
63.	Revise to disclose the decrease in consideration that would result from the balance of net tangible assets and working capital on the financial statements of Royal Wolf as of the most recent balance sheet date. Disclose the components of the adjustments and consider providing a table showing each calculation. Explain the effect on the purchase price in the event both of these clauses result in adjustments. If the ultimate amount of the adjustment is expected to be materially different, discuss and provide appropriate explanation.

We have revised the narrative to disclose the decrease in the acquisition consideration that would result from the balance of net tangible assets and working capital of Royal Wolf as of September 30, 2006, and have provided a table showing each calculation. We do not expect the ultimate amount of the calculation to be materially different from that at September 30, 2006. See page 39 and 40.

64.	On page 35, please define “reefers.”

Although this term is commonly used in the industry, to avoid any possible misinterpretation, we have eliminated this reference in favor of the full term “refrigerated containers.” See page 41.
Termination, page 38
65.	Please make sure disclosure regarding the terms throughout the proxy statement reconcile with the disclosure in the acquisition agreement. For example, clarify the date by which Securities and Exchange Commission clearance must be obtained.

We have conformed this disclosure and clarified the date mentioned. See page 44.

Mr. John Reynolds
December 8, 2006

66.	Disclose the material terms of the employment and consulting agreements. Include in the annex to the proxy statement.

We have summarized the material terms of the employment agreements on page 44. See also response to comment 9. The material terms of the consulting agreement were previously disclosed in the original preliminary Proxy Statement, and have not changed. In light of the number of pages already in the Proxy Statement, we have omitted to include the entire employment agreements and consulting agreement in annexes to the Proxy Statement. We note supplementally that the employment agreement with Mr. Barrantes, General Finance’s Chief Financial Officer, was filed as an exhibit to General Finance’s Form 8-K filed on September 12, 2006. Under the circumstances, General Finance believes that the full text of this employment agreement and the Royal Wolf agreements is not material to an understanding of the acquisition.
Unaudited Pro Forma Condensed Combined Financial Statements, page 40
67.	We note the warrants included in the units sold in your initial public offering were classified as equity. Given the offer and sale of the warrants and the securities underlying the warrants included in your initial public offering were included in the units being registered, the offer and sale of the underlying securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please explain, in as much detail as necessary, why you believe that equity classification is appropriate. Also, please tell us how you considered the guidance in EITF 00-19 in accounting for the underwriter purchase option.

General Finance believes that, under EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF No. 00-19”), specifically paragraphs 14 — 18, the fair value of the warrants and the sale of the underwriter purchase option have been properly reported in stockholders’ equity. On October 31, 2006, General Finance executed a

Mr. John Reynolds
December 8, 2006

clarification letter acknowledged by Continental Stock Transfer & Trust Co., the Trustee, relating to the Warrant Agreement dated April 5, 2006 covering the warrants issued in connection with General Finance’s initial public offering. The letter clarifies that if General Finance is unable to deliver securities on a “best efforts” basis pursuant to the exercise of warrants because a registration statement under the Securities Act of 1933, as amended, with respect to the securities to be issued upon exercise is not effective, then in no event would General Finance be obligated to pay cash or other consideration to the holders, or otherwise “net-cash settle” any warrant exercise. Under EITF No. 00-19, registration of the common stock underlying the warrants is within General Finance’s control and, as result, the treatment of the warrants and underwriter purchase option as an equity classification is appropriate.

68.	Please disclose the basis for your determination Royal Wolf is the accounting acquirer. Refer to the criteria in paragraphs 16 and 17 of SFAS 141.

We have added this disclosure. See page 46.

69.	Reconcile the cash payment amount of $40.2 million to the $48.5 million disclosed throughout the filing. Provide a table showing the calculation based on the $83.6 million cash payment amount, less the net debt of Royal Wolf, the adjustments for net tangible assets and working capital discussed on page 34 and other reconciling amounts.

The difference in the cash payment amount in the “Unaudited Pro Forma Condensed Combined Financial Statements” to that disclosed throughout the filing is the exchange rate differential at November 30, 2006, which is used throughout the filing, versus at September 30, 2006, which is used in the “Unaudited Pro Forma Condensed Combined Financial Statements” and the adjustments for net tangible assets and working capital. We have clarified the exchange rate differential in the “Unaudited Pro Forma Condensed Combined Financial Statements” and have provided a table showing the calculation of the acquisition consideration and cash payment, as well as the adjustments for net tangible assets, working capital and other reconciling amounts. See pages 46 and 53.

70.	Revise to clarify the expected amount and terms of the new financing agreements. Provide additional disclosure supporting the pro forma adjustments to interest expense for these agreements.

We have revised note (d) of the “Notes to Unaudited Pro Forma Condensed Combined Financial Statements” to clarify the basis of the expected amount and

Mr. John Reynolds
December 8, 2006

terms of the contemplated financing arrangements and have provided additional disclosure supporting the pro forma adjustments to interest expense for the income statements presented. See pages 53 and 54.

71.	We note the pro forma adjustment to record interest income on the pro forma statements of income for the year ended December 31, 2005. Pro forma financial statements may not reflect interest income or other adjustments arising from the expected use of proceeds. Please revise accordingly.

We have revised the pro forma adjustments to remove the interest income recorded from the expected use of proceeds.
Information About Us, page 48
Offering Proceeds Held in Trust, page 48
72.	Please provide a detailed discussion of how the funds outside the trust were spent and, if the actual expenditures differed from the use of proceeds in the Form S-1, explain the reason.

We have provided on page 56 of the Proxy Statement the details with respect to the expenditure of these funds, which did not differ in any significant respect from the estimated use of proceeds disclosed in General Finance’s Prospectus relating to its IPO.

73.	Please state the estimated cost of dissolution and liquidation. State whether you expect to pay these costs from funds held outside the trust. State the current amount held outside the trust and the current amounts owed by the company. Provide clear disclosure as to how you plan to pay these amounts if sufficient funds are not available outside the trust.

See the disclosure added in response to Comment 4, above.
Liquidation If No Business Combination, page 48
74.	Provide a detailed discussion of the dissolution and liquidation process. Clarify the timing of the various steps involved in the process.

See the disclosure added in response to Comment 4, above.

75.	We note from General Finance’s previously filed S-1 that Mr. Valenta has agreed to indemnify the trust against claims of various vendors. Clarify the names of any vendors

Mr. John Reynolds
December 8, 2006

that would fall within the indemnification agreement and state the amount of each potential claim. Also, state whether any potential claims would not be covered by the indemnification. If so, state the entity to whom the money would be owing and the amount of the potential claim. Clarify whether the officers and directors of General Finance would be obligated to bring a claim against Mr. Valenta to enforce such indemnification.

We have provided additional disclosure in this regard. See page 58.

76.	We note the statement that there is no assurance that Mr. Valenta would be able to satisfy his obligations. Clarify the risk to the trust and investors if Mr. Valenta is unable to satisfy these obligations. Add a risk factor.

We have clarified the referenced statement and added a related risk factor. See pages 23 and 58.
Information About Royal Wolf, page 49
Business Overview, page 49
77.	Please identify the other subsidiaries of RWA. Discuss your subsidiaries and provide the information required by Item 101(a) of Regulation S-K.

We have provided additional disclosure with respect to RWA’s only other subsidiary as requested. See pages 2 and 59. We have clarified the disclosure with respect to General Finance’s subsidiaries. See page 56.

78.	Please provide the basis for the statement that Royal Wolf “is the only portable container lease and sales company in Australia with a nationally integrated infrastructure and work force.”

We have clarified the basis for this statement. See page 59.

79.	Name the businesses acquired in August 2005.

Royal Wolf introduced new products in August 2005, but acquired no businesses at that time. We have clarified this disclosure accordingly. See page 61.

80.	Provide a more detailed discussion of your business.

We have added additional information in this regard. See pages 59 and 60.

Mr. John Reynolds
December 8, 2006

81.	Clarify the amount and percent of revenues attributable to each market.

We have added the disclosure requested. See pages 59 and 60.
Portable Storage Container Market, page 50
82.	Provide the basis for the statistics regarding the market throughout the business section.

We have done so. See page 61.

83.	On page 50 you state, “[w]e believe that there are many more uses for portable storage, freight and accommodation containers still to be developed; part of Royal Wolf’s market opportunity is to develop and service these new applications.” Explain this statement and disclose the amount of research and development spent during the last three fiscal years. See Item 101(c)(1)(xi) of Regulation S-K.

We have provided additional disclosure relating to the referenced statement, as well as the amounts of RWA’s recent product development expenditures. See page 61.

84.	On page 50, you state, “Royal Wolf s management estimates that the portable storage market in Australia currently generates annual revenues of approximately U.S. $150 million, with an estimated 60% derived from sales of portable storage containers. Royal Wolf’s management anticipates that, as the market matures, rental revenue will account for an increasing proportion of the total revenue.” Please provide the basis for management’s estimates.

These statements are based upon Royal Wolf’s own internal analysis as now disclosed. See page 61.

85.	On page 51 you state, “Royal Wolf’s competition in this market is regionalized and highly fragmented. In most locations, Royal Wolf competes with one or two large to mid-sized regional competitors, as well as smaller, full and part-time operators.” Please identify Royal Wolf’s major competitors for each market. Also, provide a more detailed discussion of competition, as required by Item 101(c)(1)(x) of Regulation S-K for each market.

We have disclosed the additional information requested to the extent it is available to General Finance. See page 62.

Mr. John Reynolds
December 8, 2006

Portable Buildings Market, page 51
86.	Please provide a copy of the IBISWorld report and provide a citation where investors could find this report, if available. If not, provide clear disclosure.

We are providing supplementally with the hard copy of this letter a copy of the IBISWorld Industry Report. We also have provided in the Proxy Statement information available to General Finance as to where stockholders may obtain the report. See page 62.

87.	Please identify the “new portable building products” provided by Royal Wolf.

We have provided the disclosure requested. See page 62.
Freight Container Market, page 52
88.	Please provide the basis for RWA’s management’s belief “that the freight container market in Australia generates approximately $29 million in aggregate annual lease and sales revenues.”

This also is based upon Royal Wolf management’s own internal analysis. We have disclosed this fact. See page 62.
Employees, page 54+
89.	Please clarify whether these employee statistics include employees from the customer service centers.

We have made this clarification. See page 65.
Sales and Marketing, page 54
90.	Please provide Royal Wolf’s Internet address.

We have done so. See page 2 and 59.
Product Procurement, page 55
91.	Please clarify whether you have any major suppliers.

We have provided additional disclosure in this regard. See page 66.

Mr. John Reynolds
December 8, 2006

Trademarks, page 56
92.	Please elaborate on the licensing agreement with Triton Holdings Limited. Describe the circumstances surrounding Triton Holdings ownership of the Royal Wolf trademark. Disclose the material terms of this licensing agreement.

We have provided additional disclosure in this regard. See page 67.

93.	Describe any relationship between Royal Wolf and Royal Wolf Group or Mobile Mini, Inc.

There is no such relationship. We note supplementally, however, that Royal Wolf was formed in a management buyout of its business from the previous owner, Royal Wolf Group in December 2003. Mobile Mini, Inc. subsequently purchased the U.S. and U.K. assets of Royal Wolf Group in April 2006 in an unrelated transaction.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Royal Wolf, page 57
94.	The Management’s Discussion and Analysis (“MD&A”) section is one of the most critical aspects of the proxy statement. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company’s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

The Management’s Discussion and Analysis (“MD&A”) section has been revised somewhat to provide more of an overview discussing events, trends and uncertainties that Royal Wolf management views as most critical to company’s revenues, financial position, liquidity, plan of operations and results of operations.

Mr. John Reynolds
December 8, 2006

95.	The purpose of MD&A is to provide analysis including a narrative explanation of the company’s financial statements. The discussion beginning on page 57 addresses periods other than those presented in the company’s financial statements. Please explain how this presentation meets the objective of Item 303 of Regulation S-K.

In light of the Staff’s comment and the requirements of Item 303 of Regulation S-K, we have revised the MD&A section of the Proxy Statement to discuss the periods presented in the financial statements of RWA included in the Proxy Statement.

96.	Revise your table of operating results included at page 57 to indicate results for the twelve months ended June 30, 2005, and June 30, 2004, are unaudited.

As a result of the MD&A section now including the periods presented in the financial statements of RWA, which are audited, this comment is no longer applicable.

97.	Please add a comparison of the cost of revenues for each period being compared.

A comparison of cost of revenues for each period has been added. See pages 71 and 72.

98.	Provide a more detailed discussion of the various changes in the selling, general and administrative expenses and the reasons for the changes.

A more detailed discussion of the various changes in selling, general and administrative expenses and the reason(s) for the changes have been added. See pages 71 and 72.

99.	Add a discussion of net losses for the various periods and the reason(s) for the losses.

A discussion of net losses for the various periods and the reasons for the losses, which are primarily due to the large interest burden as a result of the management buyout in December 2003, has been added. See page 68.

100.	Disclose the material terms of the various sources of funding through borrowings. Disclose the current balance of the various sources of financing.

We believe that the material terms of the various sources of funding through borrowings have been disclosed, but the balances as of June 30, 2006 have been added. See pages 73 and 74.

Mr. John Reynolds
December 8, 2006

101.	Clarify whether Royal Wolf is in compliance with all covenants regarding any financing arrangements.

We have added this clarification. See page 75.
Liquidity and Capital Resources, page 60
102.	Explain to us your accounting for Royal Wolf’s two rental agreements with K&S Freighters Pty Limited under U.S. GAAP. Tell us if you have recorded revenue with regards to these arrangements. In addition, tell us if the rented equipment remains recorded on Royal Wolf s financial statements throughout the agreements.

Royal Wolf has two rental agreements with K&S Freighters Pty Limited (“K&S”), a 5-year lease of curtainsiders and a 3-year lease of refrigerated containers (5-year maximum term and 3-year break at the option of K&S).

Both sets of containers are financed by means of capital leases with BankWest, with Royal Wolf as lessee.

In respect of the accounting for the leases with K&S, in which Royal Wolf is the lessor, the lease classification criteria of FASB Statement 13 have been considered as follows:

	Curtainsiders	Refrigerated Containers

Transfer of ownership to lessee by end of the lease term	X	X

Bargain purchase option	X	X

Lease term equal to 75% or more of the estimated economic life of the leased containers	X	X

Present value at beginning of lease of minimum lease payments exceeds 90% of fair value of leased property using interest rate implicit in the lease	✓	X

Conclusion under U.S. GAAP	Capital Lease	Operating Lease

Mr. John Reynolds
December 8, 2006

This is the same conclusion arrived at under AIFRS and therefore there is no U.S. GAAP difference in treatment.

Accounting Treatment

The curtainsiders lease is treated as a capital lease to K & S, and therefore for balance sheet purposes the sum of the minimum lease payments is recorded as the gross investment in the lease, less the future interest payments (being equivalent to the difference between the gross investment in the lease and the fair value of the lease equipment at the inception of the lease). The related assets leased to K&S are not recognized on Royal Wolf’s balance sheet. Interest income is recognized over the period of the lease so as to produce a constant periodic rate return in accordance with FASB Statement 13 paragraph 18.

The refrigerated containers are treated as an operating lease with the assets recognized in “container hire fleet” on the balance sheet and depreciated using Royal Wolf’s normal depreciation policies. Rentals are recognized as income on a straight-line basis over the term of the lease.

103.	Include interest payments on your bank indebtedness and term loans in your table of contractual obligations at page 63.

Interest payments on bank indebtedness and term loans is now included in the table of contractual obligations. See page 75.
Critical Accounting Policies and Estimates, page 63
104.	Please clarify the effective date of the Australian standards that are equivalent to IFRS. Explain whether you adopted the Australian equivalents to IFRS early and, if so, disclose your basis for doing so.

The date of transition to Australian equivalents to International Financial Reporting Standards (“AIFRS”) is for periods commencing on or after January 1, 2005, with a transition date on or after January 1, 2004 (due to restatement of comparatives). On January 20, 2005, ASIC issued a Subsection 340(1) Order

Mr. John Reynolds
December 8, 2006

granting Royal Wolf and its controlled entity relief from paragraph 323D(2)(b) of the Act and allowing a ‘transitional’ financial year of six months from January 1, 2005 to June 30, 2005, with each financial year thereafter being twelve months long. Consequently, due to the change in year end, Royal Wolf was required to adopt AIFRS from the accounting period ending June 30, 2005, with comparatives for the year ended December 31, 2004 and transition balance sheet at January 1, 2004 restated. The transition date to AIFRS is the same date it would have been had Royal Wolf not changed its year-end to June 30. This, therefore, did not represent an early adoption of AIFRS.

The above clarification has been included under “Critical Accounting Policies and Estimates” on page 75 of the Proxy Statement.

105.	Revise the discussion of revenue recognition to address the four criteria outlined in SAB Topic 13 as they relate to revenue from each of your principal revenue streams, including the sale and modification of containers and the rental of containers. Also, expand the disclosure of your revenue recognition policies in the footnotes to your financial statements.

The discussion of revenue recognition has been revised to include the four criteria outlined in SAB Topic 13 as they relate to revenue from each year of Royal Wolf’s principal revenue streams, including the sale, modification and rental of containers. In addition, the revenue recognition policies in the notes to the financial statements have been expanded. See pages 76 and F-15.
Beneficial Ownership of Securities, page 66
106.	Please disclose the control person(s) of Azimuth Opportunity, Ltd, and Fir Tree, Inc.

We have updated the disclosure relating to the beneficial ownership of these beneficial owners. The Schedule 13G filed by Azimuth Opportunity Fund, Ltd. contains no information with respect to any “control persons,” and General Finance has no information in this regard. See notes 3 and 4 on page 84.

107.	Add a table disclosing the beneficial ownership information assuming the business combination is completed.

We have added this disclosure to give effect to the payment of US$1.6 million of General Finance common shares as part of the consideration for the acquisition. See page 84.

Mr. John Reynolds
December 8, 2006

108.	Please provide a description of the combined company’s securities following the merger.

With the exception of $1.6 million of General Finance’s restricted shares to be issued to one of the sellers, no General Finance shares will be issued in the acquisition. Under these circumstances, we believe that this disclosure is not required by the proxy rules. We also believe that it would not be helpful to General Finance’s stockholders’ understanding of the acquisition.
Financial Statements, page F-1
109.	Ensure the financial statements and related disclosures are updated as required by Rule 3-12 of Regulation S-X.

Our interpretation of the financial statements of acquired and to be acquired foreign businesses under Rule 3-05 of Regulation S-X (regarding the age of financial statements) is that interim financial statements need not be updated if the omitted period is less than six months, and the acquired business does not prepare quarterly financial statements under its home-country reporting requirements. Therefore, the audited financial statements of Royal Wolf starting at F-1 are not required to be updated for the three-month period ended September 30, 2006. However, we have updated the pro forma information for Royal Wolf in the “Unaudited Pro Forma Condensed Combined Financial Statements” section of the proxy statement for the unaudited nine-month period ended September 30, 2006.

110.	Please explain why you have not provided historical audited and interim financial statements of the registrant.

Under Instruction 3 to Item 14 of Schedule 14A, the financial statements of General Finance are required in response to Item 14(c)(1) of Schedule 14 only if material to an informed voting decision by General Finance’s stockholders. General Finance has no operations, and the Proxy Statement sets forth the amount of funds in General Finance’s trust account, the estimated conversion amount per share of General Finance’s common stock, pro forma comparative data, and related information regarding General Finance’s financial condition as it relates to the acquisition. Under these circumstances, General Finance believes that its financial statements are not material to a stockholder’s understanding of the acquisition, and the Proxy Statement omits the financial statements.

Mr. John Reynolds
December 8, 2006

RWA Holdings Pty Limited Financial Report, Note 1 — Significant Accounting Policies, (v) Accounting Estimates and Judgments, page F-17
111.	In accordance with FASB 154, disclose the effect on income from continuing operations, net income, and the related per-share amounts for the period ended June 30, 2006, as a result of your changes in depreciable lives in your container hire fleet.

As disclosed on page F-18, the reduction in expense for the year is $696,023. The wording in this note will be revised to:
“The financial impact of the revision results in depreciation expense for the current year being $696,023 less than it would have been if the previous useful life estimate had been applied. The effect on net income for the year is an increase of $487,216”.
Note that these are no discontinued operations and per share accounts have not been given in the accounts as Royal Wolf is not a listed entity in Australia and per-share information is not required.
Note 11 — Investments accounted for using the equity method, page F-25
112.	Please tell us whether Royal Wolf Hi-Tech Pty Limited meets the conditions described in Rule 3-09 of Regulation S-X for the requirement of financial statements for the periods the entity was an equity investee. Provide us with the calculations supporting your conclusion the conditions set forth in Rule 2-01 (w) are not met at the levels described in Rule 3-09.

Reference is made to our response to the Staff’s comment No. 114.
Note 17 — Employee Benefits, page F-34
113.	We note expected volatility is “based on” representative companies. Please clarify the method you used to calculate the amounts of 8.5% and 15.19%. Also, provide us with a schedule listing each representative company, their market capitalization, their volatility and the term and interval of the volatility used as a basis for your expected volatility.

The method to calculate the amounts of 8.5% and 15.19%, along with a schedule listing each representative company and other pertinent data, which was used as a

Mr. John Reynolds
December 8, 2006

basis for Royal Wolf’s expected volatility, has been included supplementary with this letter.
Note 24 — Acquisitions of subsidiaries, page F-44
114.	Please tell us whether financial statements of Royal Wolf Hi-Tech Pty Limited, Australian Container Network Pty Ltd, and Cape Containers Pty Limited are required pursuant to Rule 3-05 of Regulation S-X. Provide us with the calculations for each significance test and explain how you have interpreted Rule 3-05 in determining the periods to be presented for each acquiree. From the disclosure in Note 24, it appears each of these companies had significant income. Also, provide your analysis of the significance tests with regard to the acquisition of Bohle Containers in August 2006.

Our understanding is that in exchange filings, targets that are not 1934 Act registrants are not required to provide financial statements under Rule 3-05 for completed or probable acquisitions. Specifically, Item 14(c)(2) of Schedule 14A requires information about Royal Wolf as required by Part C of Form S-4. Item 17(b) of Part C of Form S-4 requires financial statements for Royal Wolf that would have been required to be included in an annual report to security holders under Rules 14a-3(b)(1) and (b)(2); which are limited to annual audited financial statements, except that the provisions of Article 3 of Reg. S-X (with the exception of Rules 3-03(e), 3-04 and 3-20) do not apply. Therefore the requirements of Rules 3-05 and 3-09 would not apply to Royal Wolf, as the target company.

However, based on our discussions with the Staff, we understand that the Staff believes that Royal Wolf (as the predecessor company) is required to comply with Rule 3-05 and Rule 3-09 for these foreign acquired businesses. In addition, the Staff informed us that we should use the December 31, 2004 financial statements of Royal Wolf to compare with the June 30, 2005 financial statements of the acquired businesses on a US GAAP basis in order to apply the significance tests. The following is a summary of the calculations of the significance tests:

	Asset	Investment	Pretax

Royal Wolf Hi-Tech Pty Limited	4%	2%	18%

Australian Container Network Pty Ltd.	7%	14%	27%

Cape Containers Pty Limited	2%	2%	15%

Mr. John Reynolds
December 8, 2006

Australian Container Network Pty Ltd. (“ACN”) would require audited separate financial statements for the year ended June 30, 2005 in applying these significance tests under Rule 3-05. We have commenced the process of obtaining these audited financial statements and will include them when completed in a subsequent filing.

The Staff should note that the total asset and investment significance tests for ACN are significantly under 20%, and that the only reason the pretax income test is an issue is because of Royal Wolf’s significant interest burden as a result of its leveraged position due to the management buyout in 2003. Using operating income, which we believe would be a more appropriate measurement under the circumstances, ACN would be at 6%.

Royal Wolf acquired container units (assets) from, not the business of, Bohle Containers in August 2006. This has now been clarified. See page 61.
Note 27 — Reconciliation to U.S. GAAP, page F-48
115.	Statements of comprehensive income prepared using either U.S. GAAP or home-country GAAP are required and may be presented in any format permitted by SFAS 130. Reconciliation to U.S. GAAP is encouraged. Please revise accordingly.

The statement of recognized income and expense on page F-4 is the AIFRS equivalent to a statement of comprehensive income. There are no other items which would be included in other comprehensive income under SFAS130.
Royal Wolf Trading Australia Pty Limited, Financial Statements as of December 31, 2003
116.	Please clarify the reporting currency on the face of the financial statements (i.e. USD vs. AUD).

The reporting currency (AUD) has now been clarified in the face of the financial statements. See pages F-58, F-59 and F-60.
*   *   *

Mr. John Reynolds
December 8, 2006

     All questions and comments regarding the foregoing should be addressed to Dale E. Short at (310) 789-1259.
Very truly yours,

/s/ Dale E. Short
Dale E. Short

cc:	David Walz (SEC)
Terrence O’Brien (SEC)
Ronald F. Alper (SEC)
Pamela Howell (SEC)
Alan B. Spatz, Esq.